November 21, 2006

VIA OVERNIGHT MAIL

H. Roger Schwall, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549

RE:	Atlas Energy Resources, LLC
Registration Statement on Form S-1, Amendment 3
Filed November 21, 2006
File No. 333-136094

Dear Mr. Schwall:

On behalf of Atlas Energy Resources, LLC (the “Company”), we are sending you four courtesy copies, in both clean and blacklined form, of the amended registration statement (“Amendment No. 3”) under separate cover.

Amendment No. 3 reflects the following changes from Amendment No. 2, filed on November 1, 2006 (“Amendment No. 2”):

•	Increases the number of common units offered and maximum aggregate offering price.

•	Includes financial statements for the nine months ended September 30, 2006, and updates financial and operating data throughout based on that period.

•	Includes financial statements for the three months ended December 31, 2005, and incorporates financial and operating data throughout based on that period and the three months ended December 31, 2004. This three month period represents the stub period resulting from the Company’s change of its fiscal year end to December 31 from September 30.

•	Includes the Company’s logo on the front and back covers of the prospectus, and the Company’s artwork on the inside front cover.

•	Includes a price range for the offering and identifies the co-managers on the front cover of the prospectus.

•	Discloses on the front cover of the prospectus and at page 15 that the Company’s common units have been approved for listing on the NYSE, subject to official notice of issuance.

•	Includes revised Appendix A to the prospectus and exhibits 10.1, 10.2, 10.3, 10.4(d), 10.5(b) and 10.8 and new exhibits 10.10, 10.11 and 10.12(a), (b), (c) and (d).

In view of the fact that Carmen Moncada-Terry informed us on November 9, 2006 that the Staff had no further comments to Amendment No. 2 and would accept an acceleration request from the Company, we would very much appreciate the Staff’s expedited review of Amendment No. 3: the Company plans to commence its road show on December 4, 2006.

Very truly yours,

/s/ Lisa A. Ernst

Lisa A. Ernst

cc:	Edward E. Cohen
Lisa Washington
Thomas P. Mason